Exhibit 99-2
                                                                    ------------


 [GRAPHIC OMITTED]           KOOR INDUSTRIES' SUBSIDIARY ECI TELECOM ANNOUNCES
Koor Industries Ltd.              PROPOSED IPO FOR VERAZ NETWORKS, INC.


Tel Aviv, Israel - October 23 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that ECI Telecom ("ECI"), a company in which Koor currently holds approx. 28%, has issued the following announcement relating to its subsidiary, Veraz Networks Inc., and its proposed Initial Public Offering in the United States.

     "Veraz Networks, Inc. has filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the proposed initial public offering of its common stock. ECI will offer an undetermined number of shares of Veraz common stock as the selling stockholder in the proposed offering.

     ECI currently holds 41% of the outstanding common stock of Veraz Networks (33 % on a fully diluted basis). Veraz is a leading global provider of voice over IP (VoIP) soft-switches, media gateways and digital compression products.

     Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. will be acting as joint book-running managers of the proposed offering. Jefferies & Company, Inc. and Raymond James & Associates, Inc. are also acting as underwriters for the proposed offering. The number of shares to be offered and the price range for the offering have not yet been determined.

     The offering will be made only by means of a prospectus. Copies of the Veraz Networks, Inc prospectus, when available, may be obtained from:

     Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; tel: 1-800-221-1037

     Lehman Brothers Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue Edgewood, NY 11717; fax: 1-631-254-7268, or email at monica_castillo@adp.com

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective."

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), ECTel and Telrad Networks; in defense through Elbit Systems; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New

York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                IR CONTACTS
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel:  972 3 607-5111                           Tel:  1 866 704-6710
Fax:  972 3 607-5110                           Fax:  972 3 607-4711
Avital.lev@koor.com                            ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.